Your Ref: SEC File No. 83-2 Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

 For the Fiscal quarter ended 30 June 2025

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the second quarter of 2025 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 30 June 2025 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE SECOND QUARTER 2025

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

2081_GMTN1768_00_1	2-Apr-25	2-Apr-37	1.1075% CHF FIXED RATE NOTE 25/37	CHF	100,000,000.00
			CHF TOTAL		100,000,000.00

1615_GMTN1324_07_1	25-Jun-25	15-Feb-27	2.5% CNY FIXED RATE NOTE 25/27	CNY	425,000,000.00
2110_GMTN1797_00_2	25-Apr-25	25-Apr-28	1.55% CNY FIXED RATE NOTE 25/28	CNY	1,500,000,000.00
2115_GMTN1802_00_2	7-May-25	7-May-35	2.23% CNY FIXED RATE CALLABLE NOTES 25/35	CNY	500,000,000.00
2116_GMTN1803_00_2	14-May-25	14-May-35	2.3% CNY FIXED RATE CALLABLE NOTES 25/35	CNY	500,000,000.00
2117_GMTN1805_00_2	14-May-25	14-May-35	2.3% CNY FIXED RATE CALLABLE NOTES 25/35	CNY	500,000,000.00
2118_GMTN1804_00_2	14-May-25	14-May-35	2.3% CNY FIXED RATE CALLABLE NOTES 25/35	CNY	1,000,000,000.00
2134_GMTN1822_00_2	30-May-25	30-May-35	2.32% CNY FIXED RATE NOTE 25/35	CNY	1,500,000,000.00
2134_GMTN1822_01_2	18-Jun-25	30-May-35	2.32% CNY FIXED RATE NOTE 25/35	CNY	150,000,000.00
			CNY TOTAL		6,075,000,000.00

2101_GMTN1788_00_2	16-Apr-25	16-Apr-26	19.75% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	1,500,000,000.00
2119_GMTN1806_00_2	14-May-25	14-May-26	20% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	510,000,000.00
2133_GMTN1820_00_2	4-Jun-25	4-Jun-26	20% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	1,500,000,000.00
			EGP TOTAL		3,510,000,000.00

2090_GMTN1777_00_2	4-Apr-25	4-Apr-65	3.82% EUR FIXED RATE CALLABLE NOTES 25/65	EUR	25,000,000.00
2091_GMTN1778_00_2	4-Apr-25	4-Apr-65	3.79% EUR FIXED RATE CALLABLE NOTES 25/65	EUR	25,000,000.00
			EUR TOTAL		50,000,000.00

1679_GMTN1384_01_1	23-May-25	23-May-29	GBP FLOATING RATE NOTES 25/29	GBP	200,000,000.00
1679_GMTN1384_02_1	10-Jun-25	23-May-29	GBP FLOATING RATE NOTES 25/29	GBP	125,000,000.00
1854_GMTN1547_02_1	2-May-25	24-Oct-28	5.125% GBP FIXED RATE NOTE 25/28	GBP	400,000,000.00
			GBP TOTAL		725,000,000.00

2142_GMTN1829_00_1	16-Jun-25	16-Jun-28	2.931% HKD FIXED RATE NOTE 25/28	HKD	4,000,000,000.00
			HKD TOTAL		4,000,000,000.00

2099_GMTN1785_00_1	10-Apr-25	12-Apr-30	10% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 25/30	MNT	45,700,000,000.00
2144_GMTN1831_00_2	27-Jun-25	16-Aug-31	10.3% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 25/31	MNT	55,800,000,000.00
			MNT TOTAL		101,500,000,000.00

2098_GMTN1786_00_2	16-Apr-25	16-Apr-26	20% NGN FIXED RATE DUAL CURRENCY NOTE 25/26	NGN	32,000,000,000.00
2120_GMTN1807_00_2	15-May-25	15-May-26	22% NGN FIXED RATE DUAL CURRENCY NOTE 25/26	NGN	35,000,000,000.00
			NGN TOTAL		67,000,000,000.00

2122_GMTN1810_00_2	19-May-25	19-May-28	3.934% NOK FIXED RATE NOTE 25/28	NOK	2,000,000,000.00
			NOK TOTAL		2,000,000,000.00

2024_GMTN1713_03_2	23-Jun-25	29-Jan-30	5.25% PEN FIXED RATE DUAL CURRENCY NOTE 25/30	PEN	40,000,000.00
2130_GMTN1817_00_2	30-May-25	30-May-28	4.5% PEN FIXED RATE DUAL CURRENCY NOTE 25/28	PEN	75,000,000.00
			PEN TOTAL		115,000,000.00

2102_GMTN1789_00_2	25-Apr-25	25-Apr-28	37.5% TRY FIXED RATE NOTE 25/28	TRY	1,000,000,000.00
2124_GMTN1811_00_2	23-May-25	23-Nov-26	40% TRY FIXED RATE NOTE 25/26	TRY	2,000,000,000.00
			TRY TOTAL		3,000,000,000.00

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

1952_GMTN1642_01_1	2-May-25	20-Jun-28	USD FLOATING RATE NOTES 25/28	USD	750,000,000.00
2087_GMTN1773_00_2	2-Apr-25	2-Apr-35	5.055% USD FIXED RATE CALLABLE NOTES 25/35	USD	50,000,000.00
2088_GMTN1775_00_2	3-Apr-25	3-Apr-35	5.035% USD FIXED RATE CALLABLE NOTES 25/35	USD	70,000,000.00
2089_GMTN1776_00_2	4-Apr-25	4-Apr-55	USD ZERO COUPON/ CALLABLE 25/55	USD	50,000,000.00
2092_GMTN1779_00_2	7-Apr-25	7-Apr-35	5% USD FIXED RATE CALLABLE NOTES 25/35	USD	26,000,000.00
2093_GMTN1780_00_2	7-Apr-25	7-Apr-35	5% USD FIXED RATE CALLABLE NOTES 25/35	USD	26,000,000.00
2094_GMTN1781_00_2	7-Apr-25	7-Apr-35	5% USD FIXED RATE CALLABLE NOTES 25/35	USD	26,000,000.00
2095_GMTN1782_00_2	8-Apr-25	8-Apr-35	5.075% USD FIXED RATE CALLABLE NOTES 25/35	USD	50,000,000.00
2096_GMTN1783_00_2	8-Apr-25	8-Apr-35	5.02% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2097_GMTN1784_00_2	8-Apr-25	8-Apr-35	5.02% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2100_GMTN1787_00_2	15-Apr-25	15-Apr-35	4.95% USD FIXED RATE CALLABLE NOTES 25/35	USD	100,000,000.00
2103_GMTN1790_00_2	24-Apr-25	24-Apr-55	USD ZERO COUPON/ CALLABLE 25/55	USD	200,000,000.00
2104_GMTN1792_00_2	29-Apr-25	29-Apr-55	5.4% USD FIXED RATE CALLABLE NOTES 25/55	USD	20,000,000.00
2105_GMTN1791_00_2	25-Apr-25	25-Apr-55	USD ZERO COUPON/ CALLABLE 25/55	USD	200,000,000.00
2106_GMTN1793_00_2	28-Apr-25	28-Apr-32	4.69% USD FIXED RATE CALLABLE NOTES 25/32	USD	50,000,000.00
2107_GMTN1794_00_2	28-Apr-25	28-Apr-32	4.69% USD FIXED RATE CALLABLE NOTES 25/32	USD	50,000,000.00
2108_GMTN1795_00_2	29-Apr-25	29-Apr-45	5.42% USD FIXED RATE CALLABLE NOTES 25/45	USD	20,000,000.00
2109_GMTN1796_00_2	29-Apr-25	29-Apr-55	USD ZERO COUPON/ CALLABLE 25/55	USD	200,000,000.00
2111_GMTN1798_00_2	30-Apr-25	22-Apr-30	USD FLOATING RATE NOTES/ PUTTABLE 25/30	USD	100,000,000.00
2112_GMTN1799_00_2	7-May-25	7-May-55	5.38% USD FIXED RATE CALLABLE NOTES 25/55	USD	25,000,000.00
2113_GMTN1801_00_2	8-May-25	8-May-55	5.51% USD FIXED RATE CALLABLE NOTES 25/55	USD	40,000,000.00
2114_GMTN1800_00_2	8-May-25	8-May-45	5.31% USD FIXED RATE CALLABLE NOTES 25/45	USD	60,000,000.00
2121_GMTN1808_00_2	15-May-25	15-May-45	USD ZERO COUPON/ CALLABLE 25/45	USD	30,000,000.00
2123_GMTN1809_00_2	20-May-25	20-May-55	5.51% USD FIXED RATE CALLABLE NOTES 25/55	USD	25,000,000.00
2125_GMTN1814_00_2	28-May-25	28-May-35	5.04% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2126_GMTN1812_00_2	27-May-25	27-May-35	5.02% USD FIXED RATE CALLABLE NOTES 25/35	USD	30,000,000.00
2127_GMTN1813_00_2	27-May-25	27-May-35	5.02% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2128_GMTN1815_00_2	28-May-25	28-May-35	5.04% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2129_GMTN1816_00_2	29-May-25	29-May-35	5.07% USD FIXED RATE CALLABLE NOTES 25/35	USD	100,000,000.00
2131_GMTN1818_00_2	30-May-25	30-May-30	4.34% USD FIXED RATE CALLABLE NOTES 25/30	USD	50,000,000.00
2132_GMTN1819_00_2	30-May-25	30-May-35	5.09% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2135_GMTN1821_00_2	2-Jun-25	2-Jun-30	4.48% USD FIXED RATE CALLABLE NOTES 25/30	USD	20,000,000.00
2136_GMTN1823_00_2	3-Jun-25	3-Jun-35	5.05% USD FIXED RATE CALLABLE NOTES 25/35	USD	30,000,000.00
2137_GMTN1824_00_2	3-Jun-25	3-Jun-35	4.92% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2138_GMTN1826_00_2	6-Jun-25	6-Jun-35	5.12% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2139_GMTN1825_00_1	30-May-25	30-May-30	4.125% USD FIXED RATE/GLOBAL 25/30	USD	4,000,000,000.00
2140_GMTN1827_00_2	13-Jun-25	13-Jun-35	5.01% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2141_GMTN1828_00_2	13-Jun-25	13-Jun-35	5.01% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
			USD TOTAL		6,598,000,000.00

APPENDIX B
SUMMARY OF REDEMPTIONS
FOR THE SECOND QUARTER 2025

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION	FINAL REDEMPTION
AZN
AZN 1869_GMTN1561_00_1		4-Dec-26	4-Jun-25	6.25% AZN FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 23/26		3,625,000.00	a	0.00
					AZN - TOTAL	3,625,000.00		0.00
AUD AUD 1693_AUDM0035_00_1		17-Jun-25	17-Jun-25	3.7% AUD FIXED RATE NOTE 22/25		0.00		700,000,000.00
AUD 1693_AUDM0035_01_1		17-Jun-25	17-Jun-25	3.7% AUD FIXED RATE NOTE 22/25		0.00		450,000,000.00
					AUD - TOTAL	0.00		1,150,000,000.00
CNY
CNY 1689_GMTN1394_00_2		17-Jun-25	17-Jun-25	3.26% CNY FIXED RATE NOTE 22/25		0.00		400,000,000.00
					CNY - TOTAL	0.00		400,000,000.00
EGP EGP 1920_GMTN1611_00_2		16-Apr-25	16-Apr-25	17.5% EGP FIXED RATE DUAL CURRENCY NOTE 24/25		0.00		1,000,000,000.00
EGP 1946_GMTN1636_00_2		20-Jun-25	20-Jun-25	16% EGP FIXED RATE DUAL CURRENCY NOTE 24/25		0.00		500,000,000.00
					EGP - TOTAL	0.00		1,500,000,000.00
GBP GBP 1584_GMTN1295_00_2		18-Jun-25	18-Jun-25	0.33% GBP FIXED RATE CALLABLE NOTES 21/25		0.00		100,000,000.00
GBP 1630_GMTN1338_00_1		10-Jun-25	10-Jun-25	1.125% GBP FIXED RATE NOTE 22/25		0.00		1,000,000,000.00
					GBP- TOTAL	0.00		1,100,000,000.00
GEL GEL 1691_NMTN_00		10-Jun-25	10-Jun-25	GEL FLOATING RATE NOTES 22/25		0.00		144,941,000.00
					GEL - TOTAL	0.00		144,941,000.00
HKD
HKD 1925_GMTN1617_00_2		28-Apr-25	28-Apr-25	3.913% HKD FIXED RATE NOTE 24/25		0.00		300,000,000.00
					HKD - TOTAL	0.00		300,000,000.00
MNT
MNT 1425_GMTN1143_00_1		24-Apr-25	24-Apr-25	10.1% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 20/25				21,000,000,000.00
					MNT - TOTAL	0.00		21,000,000,000.00
USD
USD 1418_GMTN1135_00_1		29-Apr-25	29-Apr-25	0.625% USD FIXED RATE/GLOBAL 20/25		0.00		4,500,000,000.00
USD 1671_GMTN1376_00_1		6-May-25	6-May-25	2.875% USD FIXED RATE/GLOBAL 22/25		0.00		3,000,000,000.00
USD 1678_GMTN1383_00_2		20-May-25	20-May-25	2.77% USD FIXED RATE NOTE CALLABLE STEP-UP 22/25		0.00		100,000,000.00
USD 1831_GMTN1527_00_1		13-Jun-25	13-Jun-25	4.625% USD FIXED RATE/GLOBAL 23/25		0.00		2,000,000,000.00
					USD - TOTAL	0.00		9,600,000,000.00
a Amortized notional on indicated Redemption Date